82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Bournemouth	11,651,120
State Str Bk and Tr Co Lndon	5,535,776
Northern Trust London	4,676,740
HSBC Bank plc	3,686,930
JP Morgan Bournemouth	2,172,700
Bank of New York Brussels	1,091,817
Mellon Bank	887,200
Bankers Trust London	396,700
Chase Manhttn Bk AG Frankfrt	290,700
Midland Securities Services	219,900
JP Morgan Chase Bank	159,400
Dexia Privatbank	33,200
State Street Bank and Tr Co	8,741,291
Northern Trust Co	4,131,776
Mellon Bank N.A.	3,162,955
Bank of New York	1,560,600
JP Morgan Chase Bank	1,514,000
CIBC Mellon Trust	541,796
Brown Brothers Harriman and Co	207,300
Royal Trust - Toronto	113,844
JP Morgan Chase Bank	35,493,709
State Str Bk and Tr Co	2,122,080
Brown Bros Harriman & Co	2,001,100
Northern Trust London	292,400
Northern Trust Co	201,800
Mellon Bank N.A	129,700
Mellon Bank N.A	95,800
JP Morgan Bournemouth	12,295,906

dle 12/19

Bermuda Trust Far East HK	976,480
JP Morgan Bournemouth	7,796,937
Brown Bros Harrimn Ltd Lux	4,434,835
Northern Trust London	1,018,030
HSBC Bank plc	967,900
BNP Paribas, Paris	895,850
JP Morgan, Bournemouth	683,600
Brown Brothers Harriman and Co	328,400
Northern Trust Co	265,400
BNP Paribas, Paris	194,800
State Str Bk and Tr Co Lndn	120,200
ING Luxembourg	109,395
Morgan Stanley London	96,804
Master Trust Bank of Japan	420,400
Brown Brothers Harriman and Co	305,360
Nomura Trust and Banking	207,000
Trust & Cust Svcs Bk Ltd, Toko	111,350
Bank of New York Europe Ldn	3,809,100
CDC Finance	531,900
State Street Bank and Tr Co	1,104,900
State Street Hong Kong	65,400

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 5 December 2006

11. Date company informed

6 December 2006

12. Total holding following this notification

127,802,281 shares

13. Total percentage holding of issued class following this notification

3.96%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

6 December 2006